

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta T2T 0A7, Canada

> **Re: Guru Health Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 8, 2010**
> **File No. 333-168037**

Dear Ms. Gillis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note your response to comment two in our letter dated August 5, 2010, however it does not appear that you revised your cover page accordingly. Therefore we re-issue that comment and ask that you revise the cover page to include the approximate date of commencement of proposed sales to the public.

2. We note your response to comment four of our letter dated August 5, 2010, however it does not appear that you fully responded to our comment. Please delete the last paragraph on the cover page of the registration statement.

Summary of Our Offering, page 4

3. We note your response to comment eight of our letter dated August 5, 2010, however the third sentence of the fourth paragraph of this section remains unclear. Specifically, please revise your disclosure to explain what you mean by your

reference to "the Information Statement (under Rule 15c2-11)." In addition, it does not appear that you revised your disclosure in the second paragraph of page 6 as requested; please revise this disclosure to clarify that, even if you do "obtain the sponsorship of a market maker," there is no guarantee that an application will be filed, your stock will become quoted or a market for your stock will develop.

Use of Proceeds, page 12

4. We note your response to comment 11 in our letter dated August 5, 2010. Please revise your disclosure to explain briefly what you mean by "Priority Sequence." In this regard, we note that a potential investor may not understand what the current disclosure means without additional explanation or context.

Dilution, page 13

5. It does not appear that you correctly calculated net tangible book value. Specifically, it does not appear that, for the two scenarios you present, you deducted total liabilities of $9,500 from your total assets of $40,000 and $20,000, respectively. Please revise your net tangible book value, as well as the other calculations that are affected by net tangible book value.

Plan of Distribution, page 15

Procedures for Subscribing, page 17

6. We note your response to comment 14 in our letter dated August 5, 2010, however it does not appear that you revised your disclosure accordingly. Therefore, we re-issue that comment and ask that you revise your disclosure to clarify the manner in which subscribers of your shares will receive such shares.

Management's Discussion and Analysis or Plan of Operation, page 18

7. We note your statement in the third paragraph that your lack of "substantial revenues" is part of the reason that your auditor issued a going concern opinion. Please clarify this disclosure in light of the fact that your financial statements indicate that you have not generated *any* revenue to date.

8. We note your response to comment 16 in our letter dated August 5, 2010. Please further revise your disclosure to quantify the losses that you expect to incur under each scenario or, if you do not know the amount of such expected losses, please say so. In addition, we note your statement in the first and second scenarios that, if you achieve consistent revenues within 120 days of the completion of the offering, you believe you will "be able to maintain and expand operations without raising additional funds." Given your previous statement that you will be incurring losses

during such time, please revise this statement to clarify that, even as you maintain and expand operations, you will be incurring losses. Furthermore, you state that, if you raise the entire amount in the offering, you believe you "can satisfy [y]our cash requirements during the next 12 months." Please clarify this statement in light of your previous statement that you will be incurring losses during such time.

9. We note your response to comment 17 in our letter dated August 5, 2010. Please further revise your disclosure to provide additional detail regarding the nature of your distribution agreement with EAS Sports, including, if known, through how many other third parties EAS Sports distributes its products, with a view toward explaining how this arrangement will help you establish a profitable business. For example, we note that there is an option to purchase EAS products directly from the EAS website and that supplimentscanadaonline.com, which according to your disclosure is "one of the largest online supplement retailers in Canada," offers EAS products; please explain why customers will purchase EAS products through you, rather than directly from the EAS website or from its other third party distributors. Please state whether your agreement with EAS is in writing and, if it is, file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or tell us why you are not required to do so. In addition, we note your statements that you "have no obligations to purchase a specific amount of products" from EAS, but that you are obligated to "purchase, market, sell and distribute the products EAS Sports produces;" please revise to clarify these apparently contradictory statements and to describe the nature of your obligations to EAS and EAS' obligations to you under the agreement.

10. We note your response to comment 18 in our letter dated August 5, 2010; however it does not appear that you revised your disclosure to fully comply with our comment. Accordingly we re-issue that comment with respect to the following statements and ask you to disclose whether they are based on management's belief, industry data, reports, articles or any other source. If the statement is based on management's belief, please include an explanation of the basis of such belief. Alternatively, if the information is based upon reports or articles please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon. Please provide the requested disclosure for the following statements:

• Pro Science Push is "an advanced strength and energy formula that delays muscle fatigue with a potent combination of carbs, creatine and beta-alanine. Clinically shown to increase workout capacity at high intensity and to potentially boost muscle strength by 15%." (page 21)

• Supplimentscanadaonline.com is "one of the largest online supplement retailers." (page 21)

Vanessa Gillis
Guru Health Inc.
October 5, 2010
Page 4

- Customers will purchase your products "for lower prices than offered by retail stores." (page 23)

11. We note the descriptions of 100% Whey Protein, CLA and Pro Science Creatine on page 21, which appear to be direct quotes from the EAS website. To the extent that is the case, please revise your disclosure to clarify that the product descriptions are direct quotes from the EAS website.

Business, page 23

12. We note your statement that you are developing a website "that *may* allow [y]our customers to research and purchase sports and nutrition supplements" [emphasis added]. To the extent there is uncertainty regarding whether your intended website *will* allow your customers to research and purchase the supplements, please discuss.

Marketing Plan, page 24

13. We note your statement regarding the provision of "advisory services" to the public. The rest of your disclosure suggests that your business plan involves only the sale of supplements; to the extent you also plan to provide advisory services, please revise your disclosure throughout the filing accordingly.

14. We note your response to comment 19 in our letter dated August 5, 2010. In light of the competitive conditions described at the bottom of page 24, please further revise your disclosure to describe your competitive position in the online supplements industry, your methods of competition, and the ways in which you will differentiate yourself from other online supplement companies. Refer to Item 101(h)(4)(iv).

Government Regulation, page 25

15. We note your response to comment 21 in our letter dated August 5, 2010. In particular, we note the statement that "[a]ll of EAS Sports Products have been approved by the U.S. and Canadian Food and Drug Administrations." However, we also note the statements on the EAS website regarding its products, specifically that the products "have not been evaluated by the Food and Drug Administration" (according to the EAS website). Please advise or revise. In addition, your statement that the EAS products have been approved by federal agencies of the United States and Canada is inconsistent with your statement that you "are not currently subject to direct federal or state regulation." Please advise or revise.

Certain Transactions, page 32

16. Please also disclose the provision of your office space by Ms. Gillis in this section.

Part II. Information not Required in Prospectus, II-1

Recent Sales of Unregistered Securities, II-1

> 17. We note your disclosure that the unregistered securities sold to Ms. Gillis and Ms. Bradshaw were sold pursuant to Section 4(2) of the Securities Act and that Ms. Gillis and Ms. Bradshaw are sophisticated investors. However, the private subscription agreement filed as Exhibit 99.2 states that the shares were sold pursuant to Regulation S of the Securities Act and requires those purchasing securities under the subscription agreement to attest that they are accredited investors. Please revise your disclosure to clarify which exemption you relied on in your initial sale of securities to Ms. Gillis and Ms. Bradshaw and state briefly the facts relied upon to make the exemption available, including whether the purchasers qualified as sophisticated or institutional investors.

Exhibit 5.1

> 18. It does not appear that you revised your disclosure to fully respond to comment 27 of our letter dated August 5, 2010. Accordingly, we re-issue that comment and ask that you revise the last paragraph of the legal opinion to include counsel's consent to the legal opinion being filed as an exhibit to the registration statement.

> 19. We note that you revised your opinion to state that the shares of common stock to be issued pursuant to the registration statement *will be* validly authorized [emphasis added]. Please explain the purpose of this revision. In this regard, we note that counsel reviewed board resolutions of the company dated June 21, 2010, which suggests that the shares may already have been authorized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Examiner, at (202) 551-3252, Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William M. Aul
        Via Facsimile